O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RNEBEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2279

March 31, 2017

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Richmond Brothers, Inc. Form ADV and Schedule 13D Filings

Dear Mr. Orlic:

We acknowledge receipt of the oral comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter (the “Staff Comment”) and provide the following response on behalf of Richmond Brothers, Inc. (“Richmond Brothers”). For ease of reference, the Staff Comment is summarized below in italics.

1.	The Staff requested that Richmond Brothers clarify its ability to vote shares held in its clients’ accounts as Richmond Brothers’ Form ADV indicates that Richmond Brothers does not accept proxy authority to vote shares, but Richmond Brothers’ Schedule 13D filings indicate that Richmond Brothers has the power to vote such shares.

Richmond Brothers acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to its Portfolio Management Agreements with its clients, Richmond Brothers does not vote any proxies for its clients. In fact, Section 9 of its Portfolio Management Agreement explicitly provides that “You acknowledge that our firm will not vote proxies.” Nevertheless, Richmond Brothers exercises great influence with its clients, and if Richmond Brothers recommended that shares be voted in a particular way, it is generally understood that Richmond Brothers’ clients would follow its recommendation. Essentially, if Richmond Brothers makes a voting recommendation, clients will follow it. As such, from a conservative disclosure standpoint, we understood this relationship to mean that Richmond Brothers has the power to direct the vote of the shares held in the client accounts for purposes of Schedule 13D.

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O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 31, 2017

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	David S. Richmond, Richmond Brothers, Inc. Steve Wolosky, Olshan Frome Wolosky LLP